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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)*

                            RSL Communications, Ltd.
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                                (Name of Issuer)


              Class A common shares, par value $0.00457 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G77024 10 2
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                                 (CUSIP Number)


                               December 31, 1999
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            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G77024 10 2                  13G                           Page 2 of 5

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Itzhak Fisher
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,310,481
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,310,481
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,310,481
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. G77024 10 2                  13G                           Page 3 of 5

Item 1.  (a)      Name of Issuer:

                  RSL Communications, Ltd.

         (b)      Address of Issuer's Principal Executive Offices:

                  Clarendon House
                  Church Street
                  Hamilton, HM CX Bermuda

                  The Issuer also maintains Executive Offices at:

                  767 Fifth Avenue, Suite 4300
                  New York, New York  10153

Item 2.  (a)      Name of Person Filing:

                  This Schedule 13G/A is being filed with respect to shares of Class A Common Stock (defined below) of the Issuer which are beneficially owned by Itzhak Fisher.

         (b)      Address of Principal Business Office or, if none, Residence:

                  The address for the reporting person is:

                  767 Fifth Avenue, Suite 4300
                  New York, New York  10153

         (c)      Citizenship:

                  U.S.

         (d)      Title of Class of Securities:

                  Class A common shares, par value $0.00457 per share (the "Class A Common Stock")

         (e)      CUSIP Number.

                  G77024 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ]  Broker or dealer registered under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.



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CUSIP No. G77024 10 2                  13G                           Page 4 of 5


         (e) [ ]  Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
         (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
         (g) [ ]  Parent holding company in accordance with Rule
                  13d-1(b)(1)(ii)(G).
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4.           Ownership

         (a)      Amount Beneficially Owned: 3,310,481

                  Consists of 177,839 shares of Class A Common Stock and 3,132,642 Class B common shares, par value $.00457 per share (the "Class B Common Stock"). Such shares are owned by Fisher Investment Partners, L.P., a Delaware limited partnership (the "Partnership"), of which the reporting person is the sole general partner and the Fisher 1997 Family Trust is the sole limited partner.

                  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

                  The reporting person disclaims beneficial ownership of the shares owned by the Partnership and accordingly the reporting person declares that the filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.

          (b)     Percent of Class: 9.7%

                  As of December 31, 1999, the Issuer had outstanding 30,837,805 shares of Class A Common Stock. The amount beneficially owned by the reporting person represents 9.7% of the outstanding shares of Class A Common Stock assuming that only the shares of Class B Common Stock owned by the reporting person were converted into shares of Class A Common Stock.

          (c)      Number of shares as to which such person has

                  (i)   sole power to vote or to direct the vote:      3,310,481

                  (ii)  shared power to vote or to direct the vote:    0

                  (iii) sole power to dispose or to direct the
                        disposition of:                                3,310,481

                  (iv)  shared power to dispose or to direct the
                        disposition of:                                0



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CUSIP No. G77024 10 2                  13G                           Page 5 of 5


   Item 5.        Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

   Item 6.        Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

   Item 8.        Identification and Classification of Members of the
                  Group.

                  Not applicable.

   Item 9.        Notice of Dissolution of Group.

                  Not applicable.

   Item 10.       Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 1, 2000                             By: /s/ Itzhak Fisher
                                                       --------------------
                                                       Itzhak Fisher


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).